Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder,

Re: General Meeting of Shareholders

You are cordially invited to attend a General Meeting of Shareholders (the “ Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on   March 31 , 2026 at 9:00 a.m. US Eastern time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of  General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matter set forth in the notice.

At the  Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the  Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes will be recorded. Your proxy must be received no later than 9:00 a.m. US Eastern time, on March 30 , 2026, to be counted for the Meeting. If you are present at the  Meeting and desire to vote in person, you may revoke your appointment of proxy at the  Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Truly yours, Ze'ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF  GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The general meeting of shareholders (the "Meeting") of Ituran Location and Control Ltd. (the “Company”) will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on March 31 , 2026 at 9:00 a.m. US Eastern time for the following purposes:

1.	To approve an amendment to the Compensation Policy of the Company regarding the "Maximum Annual Cost of Base Pay and Benefits" of Business Unit Managers in Company. .

The affirmative vote of the holders of the  voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval  is elaborated under "Vote Required".

Only shareholders of record at the close of business on  March 10 , 2026 (the “Record Date”) will be entitled to participate in and vote at the  Meeting, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the  Meeting in person.

Section 87(a) to the Israeli Companies Law, Company's Articles of Association and Board resolution permit to shareholders who will not attend the  Meeting in person, to vote by completing the Form of Proxy Card. The shareholders may also submit a position notice to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the Company registered address stated above) no later than ten (10) days prior to the Meeting. The Board of Directors of the Company may submit response to such position notices until five (5) days prior to the Meeting. Changes to the Meeting agenda may be made after the filing of the Statement of Proxy, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than seven (7) days following the date in which the Company filed the attached Proxy Statement, all in accordance with the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Statement no later than seven (7) days from the last date of submission of such shareholder's request. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Proxy Statement, the amended agenda and the amended Proxy Statement (both, if any) and position notices are or will be available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

If you wish to attend the Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a  Proxy) at the Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Meeting in person are requested to complete date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified herein above. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

A shareholder is entitled to contact the Company directly and receive the text of the Proxy Statement (or the amended Proxy Statement, if any) and the Position Notices ("hodaot emda") (if any).

Copies of the proposed resolutions are available at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, every business day from 9 a.m. to 5 p.m. (US Eastern Time), following prior coordination at telephone number +1-954-484-3806.
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Diversity of the Board of Directors

The table below provides certain information regarding the composition of our Board. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of February 27, 2026)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	12
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	10
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

By order of the Board of Directors, Guy Aharonov, Adv. General Counsel

Azour, Israel
February 27  , 2026
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ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR  GENERAL MEETING OF SHAREHOLDERS

February 27, 2026

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd (the “Company”) for use at the Company’s  General Meeting of Shareholders (the “Meeting”) to be held on March 31, 2026 at 9:00 a.m. US Eastern time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice. The Meeting will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA. The telephone number at that address is +1- 954-484-3806.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on  March 10, 2026 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

As of  February 27, 2026 we have 19,893,580  outstanding shares.

Revocability of Proxies

A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company with proof of identity of the shareholder (to the satisfaction of Company's secretary) which have to be received with the Company's registered address at least 48 hours prior to the time of the Meeting, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

If you wish to attend the Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 48 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a  Proxy) at the Meeting, by means of a Deed of Authorization in the form as set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Meeting in person are requested to complete date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by electronic delivery mail and by filing it publicly. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s Israeli office at 3 Hashikma St. Azour Israel (P.O. Box 11473 Azour 58001), by no later than 10 days prior to the Meeting.
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PROPOSAL
Amendment OF THE COMPANY'S COMPENSATION POLICY with regards to
Business Unit managers

Background

In December 2012, amendment no. 20 to the Israeli Companies Law, 1999 (the "Companies Law") became effective. Among other things, this amendment requires Israeli public companies to set forth their policy regarding their office holders' terms of office, including fixed compensation, target-based incentives, equity awards, severance and other benefits. Future actual terms of office of office holders then need to be approved in accordance with this policy.

The term “office holder” is defined in the Companies Law to mean the chief executive officer, chief business officer, deputy chief executive officer, vice chief executive officer, any other person fulfilling such position even if his title is different, as well as a director or a manager directly reporting to the chief executive officer.

The Company adopted a compensation policy initially on October 31, 2013.

Our Compensation Policy coupled with a  series of amendments was re approved by the shareholders during the extraordinary general meeting, which was conducted on November 7, 2016 and thereafter re approved ,with some amendments, by the annual general meeting of the  shareholders conducted on December 12th,2019 ,December 2022 and recently on December 16th,2025.

Following a meeting of the Company's compensation committee, convened for the purpose of reviewing the workload ,status and responsibilities laid in on our sseקבםרג Business Unit Managers ("BUM") and after considering the committee's recommendations,  our board of directors approved an amendment to   the Company's Compensation Policy ,i.e., instead of the "Maximum Annual Cost of Base Pay and Benefits" of the BUM under the Policy (section 5) which  now is 1,500 Thousand NIS per annum ,it will be raised to 2,100 Thousand NIS (the "Amendment").

Our Policy can be found on our website www.ituran.com (the compensation policy: "Policy" ).

The Amendment  is formulated in view of the Company's belief that our business success is the result of the excellence of our human resources and their devotion to the achievement of the Company's goals. The importance of the BUM to the operations ,development and ultimately the success of Company is immense .and since the origin of our Policy,i.e.12 years ago the scope of their responsibility is materially changed and complexity as well as competitive compensation offered to such senior officers are requiring some changes. Therefore, the Amendment  is aimed at offering BUM of the Company with a competitive compensation package that will align their incentives with those of the Company and its shareholders, and at motivating them to achieve the goals of the Company. Among other factors, our compensation committee and the board have considered, as required by the Companies Law and reflected in  the Policy: (a) the advancement of the Company's goals, its business plan and its policy with a long-term view; (b) the creation of appropriate incentives for BUM, considering the company's risk management policy; (c) the size of the Company and the Company's growth since the initial adoption of the Policy and scope of responsibilities under the BUM; (d) being attractive to our BUM and future candidates for this office.
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The Proposed Resolution

It is therefore proposed that the general meeting adopts the following resolution:” to approve the Amendment".

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of this proposal; provided that: (a) a majority of the shares voted in favor of the resolution at the meeting (abstentions not counted), and such majority shall be consisted from majority of shares which are not held by a controlling shareholders or are not shareholders with "personal interest" in approving the amendment; or (b) the total number of shares referred to in (a) above which voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the approval of the Amendment.

The complete Compensation Policy is available on Company's website: www.ituran.com

Sincerely yours,

Ituran Location and Control Ltd.

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